S

20010258

ANNUAL AUDITED REPORT

FORM X-17A-5*
PART III

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SEC FILE NUMBER
8- 44347

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YYY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINSLOW, EVANS & CROCKER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

175 FEDERAL STREET
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MALONEY — 617-896-3550 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 25 2020
Washington DC
416

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, ROBERT MALONEY ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINSLOW, EVANS & CROCKER, INC. , as of DECEMBER 31 , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

TRINA ZUBOV
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires July 10, 2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☐ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Winslow, Evans & Crocker, Inc. and Subsidiary

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Winslow, Evans & Crocker, Inc. and Subsidiary as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Winslow, Evans & Crocker, Inc. and Subsidiary as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Winslow, Evans & Crocker, Inc. and Subsidiary's management. Our responsibility is to express an opinion on Winslow, Evans & Crocker, Inc. and Subsidiary's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Winslow, Evans & Crocker, Inc. and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Larry D. Liberfarb, P.C.

Larry D. Liberfarb, P.C.

We have served as Winslow, Evans & Crocker, Inc. and Subsidiary's auditor since 1999.

Norwood, MA

February 14, 2020

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 513,669	$ -	$ 513,669
Receivable from broker-dealers and clearing organizations	807,714	-	807,714
Receivable from non-customers	43,677	206,367	250,044
Securities owned:			
Marketable securities, trading, at market value			
Corporate bonds	725,377	-	725,377
Marketable securities, available for sale, at market value			
Municipal bonds	230,601	-	230,601
Corporate bonds	103,332	-	103,332
Common stock	53,551	-	53,551
Not readily marketable equity securities, at estimated fair value	-	256	256
Property and equipment, at cost, less			
Accumulated depreciation of $893,618		80,434	80,434
Right-of-use assets, less amortization of $804,770	1,514,463		1,514,463
Deferred tax assets		68,000	68,000
Other assets	-	354,428	354,428
	$ 3,992,384	$ 709,485	$ 4,701,869

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

LIABILITIES AND STOCKHOLDERS' EQUITY

	A.I. Liabilities	Non A.I. Liabilities	Total
Liabilities:			
Payable to broker-dealers and clearing organizations	$ 17,676	$ 138,065	$ 155,741
Securities sold, not yet purchased, at market value	-	202,646	202,646
Subordinated loans	-	200,000	200,000
Income taxes payable	1,206	-	1,206
Accounts payable, accrued expenses, and other liabilities	903,166	1,546,556	2,449,722
	922,048	2,087,267	3,009,315
Stockholders' equity:			
Common stock, no par value, 200,000 shares authorized, 18,982 shares issued and outstanding	1,393	-	1,393
Additional paid-in capital	1,724,140	-	1,724,140
Unrealized gain/(loss) on securities available for sale	39,655	-	39,655
Retained earnings	544,598	-	544,598
Less 2,468 shares of common stock in treasury, at cost	(617,232)	-	(617,232)
Total stockholders' equity	1,692,554	-	1,692,554
	$ 2,614,602	$ 2,087,267	$ 4,701,869

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY

Notes To Consolidated Financial Statements

December 31, 2019

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Massachusetts corporation.

The Subsidiary is engaged in the sale of life insurance products. It has an insurance license issued by the Commonwealth of Massachusetts. The Subsidiary is also a Massachusetts corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory businesses. All material intercompany balances and transactions are eliminated in consolidation.

Revenue Recognition

The Company's customers' securities transactions are recorded on the trade date basis. The related commission income and expenses are also recorded on the trade date basis.

The Company derives revenue from fee income based on total assets under management. Fee income on these assets is recorded as revenue in the period it is earned.

Commission income from mutual fund transactions and investment longevity fees (12 b-1) are recorded on the trade date basis, or when earned.

The Subsidiary earns commissions from the sale of insurance policies. Commission revenue is recognized as commissions are received.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method.

At December 31, 2019, marketable securities classified as trading had gross unrealized gains of $50 and gross unrealized losses of $1,361.

Marketable securities classified as available for sale had net unrealized gains of $17,630.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Principle

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue reconciliation guidance requires that an entity recognizes revenue to detect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

There was no impact to beginning balances due to the adoption of the new revenue recognition standard.

Depreciation

Depreciation is provided for on the accelerated basis using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement, or the term of the lease.

Advertising

The Company expenses advertising and promotion costs as incurred.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $1,042,555 which was $942,555 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.8844 to 1.

NOTE 4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with another clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

The Company maintains cash and securities in excess of the established limit insured by the Securities Investors Protection Corp (SIPC).

NOTE 5 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan, which covers substantially all employees who meet minimum age and service requirements. The Company at its discretion may match employee contributions to the plan. For the year ending December 31, 2019, the Company's matching contribution amounted to $37,795.

NOTE 6 – INCOME TAXES

Income tax expense (benefit) consisted of the following:

Federal	$ (41,000)
State	(20,196)
Income tax expense (benefit)	$ (61,196)

NOTE 7 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2019, consist of the following:

Cash in various accounts held at clearing brokers	$ 696,028
US Treasury note	97,673
Commissions receivable	14,013
	$ 807,714

NOTE 8 – PROPERTY AND EQUIPMENT

As of December 31, 2019 major classes of property and equipment consisted of the following:

Computer Equipment	$ 524,653
Furniture and Fixtures	393,968
Leasehold Improvements	55,431
	974,052
Less: Accumulated depreciation	893,618
	$ 80,434

Depreciation expense for 2019 was $52,850.

NOTE 9 – LONG TERM LEASE

The Company leases office space at the rate of $91,244 per month. The lease expires July 2021. The lease also has a clause for excess operating expenses charges. Rent expense for 2019 was $635,069. This is net of sublease payments and other reimbursements of $429,776.

Future minimum lease payments for non-cancelable operating lease at December 31, 2019 are as follows:

Year ended December 31,	
2020	$ 1,289,452
2021	756,670
	$ 2,046,122

NOTE 10 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 11 – UNCERTAINTY IN INCOME TAXES

Effective January 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2019, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

NOTE 12 – SALE OF COMPANY

On August 26, 2019, the company entered into a stock sale agreement with National Holdings Corporation (a public corporation) for the sale of 100% of its outstanding stock. After receiving regulatory approval, the sale occurred on December 31, 2019.

NOTE 13 – SUBORDINATED BORROWINGS

The borrowing under subordination agreements at December 31, 2019 is a 3-year subordinated loan, which the firm received on March 28, 2019; Interest on the loan is at the rate of 10%.

The subordinated borrowing is with a related party and is available in computing net capital under the SEC's uniform net capital rule.

NOTE 14 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 14, 2020, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.